April 12, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

GREAT PANTHER SILVER CLOSES $24 MILLION BOUGHT DEAL FINANCING

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; "Great Panther"; the "Company") is pleased to announce that it has closed the bought deal financing previously announced on March 24, 2011, with a syndicate of underwriters led by Salman Partners Inc. and including CIBC, Stonecap Securities Inc., Dundee Securities Ltd. and Stifel Nicolaus Canada Inc. (collectively the “Underwriters”) fully exercising the over-allotment option, for gross proceeds of $24,150,000.

“We are very pleased with the strong investor support for the Company as evidenced by the over-subscription,” said Robert Archer, President & CEO.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy
Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.